EXHIBIT 10.11

AMENDMENT TO EMPLOYMENT LETTER AGREEMENT

This AMENDMENT #1 TO THE EMPLOYMENT LETTER AGREEMENT (the “Amendment”), dated as of May 3, 2005, is entered into by and between Boston Communications Group, Inc., a Massachusetts corporation (the “Company”), and E.Y. Snowden (the “Employee”).

WHEREAS, the Company and the Employee are parties to that certain Employment Letter Agreement dated as of February 10, 1998 (the “Employment Agreement”) and desire to amend the Employment Agreement as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	AMENDMENTS TO EMPLOYMENT AGREEMENT

A. The last two sentences of Paragraph 4 are hereby deleted in their entirety and the following inserted in lieu thereof:

“In the event there is a Change in Control (as defined in Appendix A attached hereto) of Boston Communications Group, Inc., then you will vest in 100% of any options to purchase Company stock or restricted stock of the Company held by the Executive under the Company’s stock compensation plans and arrangements, notwithstanding any contrary provisions in the documents otherwise governing the options and will remain exercisable for the period of time during which such options would otherwise have been exercisable had the Executive remained in the employ of the Company.”

B. Paragraph 6 of the Employment Agreement is hereby deleted in its entirety and the following is inserted in lieu thereof:

“6. Boston Communications Group, Inc. will provide you with a severance package to cover you in the event that Boston Communications Group, Inc. terminates your employment for any reason other than one of the following reasons:

a.	Illegal acts (other than minor traffic violations, misdemeanors, or other acts that do not result in criminal conviction) including convictions for theft or embezzlement.

b.	Material violation of published, written policies of Boston Communications Group, Inc.

c.	Irresponsible, unauthorized acts of a willful nature in the performance of duties that have a substantial financial impact on Boston Communications Group, Inc. or significantly affect Boston Communications Group, Inc.’s public image.

That package will provide you with the base salary and benefit continuance from the time of your involuntary termination for up to twelve months thereafter, or until such time as you become employed, whichever is the lesser of the two, at which time all payments will cease.”

C. The following Paragraph 10 is hereby added to the Employment Agreement:

“10. In the event of a Change in Control of the Company, the provisions set forth in Appendix A attached hereto shall be applicable to such Change in Control.”

D. The following Paragraph 11 is hereby added to the Employment Agreement:

“11. Neither you nor Boston Communications Group, Inc. shall have the right to accelerate or to defer the delivery of the payments to be made under Paragraph 6 of this Agreement or under the provisions of Appendix A to this Agreement; provided, however, that if you are a “specified employee” as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”) and any of the payments to be made to you under Paragraph 6 of this Agreement or under the provisions of Appendix A to this Agreement constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code, then the commencement of the delivery of any such payments will be delayed to the date that is 6 months after your date of termination. In addition, and notwithstanding anything herein to the contrary, to the extent that you or Boston Communications Group, Inc. reasonably believe that Section 409A of the Code will result in adverse tax consequences to you as a result of the provisions this Agreement or of Appendix A attached hereto, then you and Boston Communications Group, Inc. shall renegotiate this Agreement in good faith in order to minimize or eliminate such tax consequences and retain the basic economics of this Agreement to the extent possible.”

2.	GENERAL

A. This Amendment shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without regard to principles of conflicts of laws.

B. Except as amended hereby, the Employment Agreement, as amended by this Amendment, shall remain in full force and effect in accordance with its terms.

C. This Amendment may be executed in counterparts, each of which will be deemed an original but all of which, taken together, constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

BOSTON COMMUNICATIONS GROUP, INC.

By:	/s/ Karen A. Walker
Name: Karen A. Walker
Title: Vice President Finance and Administration, Chief Financial Officer

/s/ E. Y. Snowden
E.Y. Snowden

Appendix A

1. Key Definitions.

As used in this Appendix A, the following terms shall have the following respective meanings:

1.1 “Cause” means:

a. A good faith finding by a majority of the Board (excluding your vote, if you are then a member of the Board) that (1) you have refused without good reason to perform your reasonably assigned material duties for Boston Communications Group, Inc.; (2) you have engaged in gross negligence or willful misconduct, which has or is expected to have a material detrimental effect on Boston Communications Group, Inc., (3) you have engaged in fraud, embezzlement or other material dishonesty, (4) you have engaged in any conduct which would constitute grounds for termination for violation of Boston Communications Group, Inc.’s policies in effect at that time; or (5) you have breached any material provision of any nondisclosure, invention assignment, non-competition or other similar agreement between you and Boston Communications Group, Inc. and, if amenable to cure, have not cured such breach after reasonable notice from Boston Communications Group, Inc.; or

b. Your conviction of, or the entry of a pleading of guilty or nolo contendere by you to, any crime involving moral turpitude or any felony.

1.2 As used herein, “Change in Control” shall mean the occurrence of any one of the following events:

a. Any “person” who is not the “beneficial owner” of more than ten percent (10%) of the outstanding equity securities of Boston Communications Group, Inc. on a fully diluted basis on the date hereof or an “affiliate” of such party on the date hereof becomes, alone or together with such person’s affiliates, a “beneficial owner” of more than fifty percent (50%) of the outstanding equity securities of Boston Communications Group, Inc. (as such terms are defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder); or

b. The consummation of a merger, consolidation or share exchange involving Boston Communications Group, Inc., or the sale of all or substantially all of the assets of Boston Communications Group, Inc., unless the stockholders of Boston Communications Group, Inc. immediately prior to the transaction own fifty percent (50%) or more of the outstanding equity securities of the continuing entity immediately following the consummation of such transaction.

c. The sale of all or substantially all of the assets of the Company in a single transaction or a series of related transactions.

1.3 “Change of Control Date” means the first date during the Term (as defined in Section 1.4) on which a Change in Control occurs. Anything in this Appendix to the contrary notwithstanding, if (a) a Change in Control occurs, (b) your employment with Boston Communications Group, Inc. is terminated prior to the date on which the Change in Control occurs, and (c) you reasonably demonstrate that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this Agreement the “Change in Control Date” shall mean the date immediately prior to the date of such termination of employment.

1.4 Term of Agreement. This Appendix, and all rights and obligations of the parties hereunder, shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if a Change in Control has not occurred during the Term, (b) the termination of your employment with Boston Communications Group, Inc. prior to the Change in Control Date, (c) the termination of your employment with Boston Communications Group, Inc. after the Change of Control Date without Cause or for Good Reason, (d) the date twenty-four (24) months after the Change in Control Date, if you are still employed by Boston Communications Group, Inc. as of such later date, or (e) the fulfillment by Boston Communications Group, Inc. of all of its obligations under Section 2 if your employment with Boston Communications Group, Inc. terminates within twenty-four (24) months following the Change in Control Date. “Term” shall mean the period commencing as of the Effective Date and continuing in effect through May 3, 2010; provided, however, that commencing on May 3, 2010 and on each May 3 thereafter, the Term shall be automatically extended for one additional year unless, not later than 90 days prior to the scheduled expiration of the Term (or any extension thereof), Boston Communications Group, Inc. shall have given you written notice that the Term will not be extended.

1.5 “Good Reason” means the occurrence, without your written consent, of any of the events or circumstances set forth in clauses (a) through (c) below:

a. relocation of your primary place of business to a location that results in an increase in your daily one way commute of at least fifty (50) miles;

b. any material breach by Boston Communications Group, Inc. or any successor thereto of any agreement entered into after the Effective Date (or in the case of any agreement to provide benefits to you, entered into at any time) to which you and Boston Communications Group, Inc. are parties, which breach is not cured within ten days after written notice thereof; or

c. Any material adverse change in your authority, duties or annual base salary (including, but not limited to, any failure to pay compensation on at least a monthly basis) as in effect prior to the Change in Control.

2. Termination Without Cause or for Good Reason After a Change in Control. If at any time prior to the expiration of twenty-four (24) months following a Change of Control Date, Boston Communications Group, Inc. terminates your employment without Cause or you terminate your employment for Good Reason, Boston Communications Group, Inc. will provide benefits as follows, provided you execute a release of claims drafted by counsel to Boston Communications Group, Inc. and it becomes binding:

2.1 Payment.

a. Within 30 days following the termination of employment, Boston Communications Group, Inc. will pay to you a lump-sum cash amount equal to 250% of your annual base salary in effect at the time of the termination of employment (or if your annual base salary has been reduced within 61 days prior to the termination, the base salary in effect immediately prior to the reduction), less all applicable state and federal taxes.

b. You will be paid your prorated target bonus due for the calendar year until your date of termination, less all applicable state and federal taxes. For example, if your employment is terminated on March 31, you would be paid 25% of the prorated target bonus not yet paid for the applicable year. If your employment is terminated on June 30, you would be paid 50% of the prorated target bonus not yet paid for the applicable year. Any other bonuses or commission earned but not yet paid will be paid to you upon termination.

c. Boston Communications Group, Inc. will continue for a period of 30 months following the date of termination to provide you with any medical, dental and disability and life insurance benefits in effect at the time of your termination (or, if your level of benefits has been reduced within 61 days of the termination, your level of benefits in effect prior to the reduction). If Boston Communications Group, Inc. is unable to continue any such benefit or benefits, Boston Communications Group, Inc. will instead pay to you, within 30 days of termination, a lump sum cash payment equal to the greater of Boston Communications Group, Inc.’s cost of such benefits or your individual replacement cost for such benefits. All other benefits will cease upon termination.

2.2 Taxes.

a. Notwithstanding any other provision of this Appendix, except as set forth in Section 2.2(b), in the event that Boston Communications Group, Inc. undergoes a “Change in Ownership or Control” (as defined below), Boston Communications Group, Inc. shall not be obligated to provide to you a portion of any “Contingent Compensation Payments” (as defined below) that you would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”)) for you. For purposes of this Section 2.2, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

b. Notwithstanding the provisions of Section 2.2(a), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 110% of the aggregate present value (determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by you if the Eliminated Payments (determined without regard to this sentence) were paid to you (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by

Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of your “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 2.2(b) shall be referred to as a “Section 2.2(b) Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

c. For purposes of this Section 2.2, the following terms shall have the following respective meanings:

(i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of Boston Communications Group, Inc. or in the ownership of a substantial portion of the assets of Boston Communications Group, Inc. determined in accordance with Section 280G(b)(2) of the Code.

(ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of Boston Communications Group, Inc.

d. Any payments or other benefits otherwise due to you following a Change in Ownership or Control that could reasonably be characterized (as determined by Boston Communications Group, Inc.) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 2.2(d). Within 30 days after each date on which you first become entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, Boston Communications Group, Inc. shall determine and notify you (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 2.2(b) Override is applicable. Within 30 days after delivery of such notice to you, you shall deliver a response to Boston Communications Group, Inc. (the “Executive Response”) stating either (A) that you agree with Boston Communications Group, Inc.’s determination pursuant to the preceding sentence, in which case you shall indicate, if applicable, which Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount), shall be treated as Eliminated Payments or (B) that you disagree with such determination, in which case you shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii) the Eliminated Amount, (iii) whether the Section 2.2(b) Override is applicable, and (iv) which (if any) Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount, if any), shall be treated as Eliminated Payments. In the event that you fail to deliver an Executive Response on or before the required date, Boston Communications Group, Inc.’s initial determination shall be final and the Contingent Compensation Payments that shall be treated as Eliminated Payments shall be determined by Boston Communications Group, Inc. in its absolute discretion. If you state in the Executive Response that you agree with Boston Communications Group, Inc.’s determination, Boston Communications Group, Inc. shall make the Potential Payments to you within three business days following delivery to Boston Communications Group, Inc. of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If you state in the Executive Response that you disagree with Boston Communications Group, Inc.’s determination, then, for a period of 60 days following delivery of the Executive Response, you and Boston Communications Group, Inc. shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Boston Communications Group, Inc. shall, within three business days following delivery to Boston Communications Group, Inc. of the Executive Response, make those Potential Payments to you as to which there is no dispute between you and Boston Communications Group, Inc. regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three business days following the resolution of such dispute. Subject to the limitations contained in Sections 2.2(a) and (b) hereof, the amount of any payments to be made to you following the resolution of such dispute shall be increased by the amount of the accrued interest thereon computed at the prime rate announced from time to time by Boston Communications Group, Inc.’s primary bank, compounded monthly from the date that such payments originally were due.

2.3 Mitigation. You shall not be required to mitigate the amount of any payment or benefits provided for in this Section 2 by seeking other employment or otherwise. Further, the amount of any payment or benefits provided for in this Section 2 shall not be reduced by any compensation earned by you as a result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by you to Boston Communications Group, Inc., or otherwise.

2.4 Other Payments. This Agreement does not supercede or otherwise impact any other current obligations of Boston Communications Group, Inc. to you. Any amounts payable hereunder shall not be offset by any amounts due to Boston Communications Group, Inc. from you.

3. Other Employment Termination. If your employment terminates for any reason other than as described in Section 2, you shall only receive any compensation owed to you as of your termination date and any other post-termination benefits which you are eligible to receive under the Employment Agreement or any plan or program of Boston Communications Group, Inc.

4. Successors.

4.1 Successor to Company. Boston Communications Group, Inc. shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Boston Communications Group, Inc. expressly to assume and agree to perform the provisions this Appendix to the same extent that Boston Communications Group, Inc. would be required to perform it if no such succession had taken place. As used in this Appendix, “Boston Communications Group, Inc.” shall include any successor to its business or assets as aforesaid which assumes and agrees to perform this Agreement, by operation of law or otherwise.

4.2 Successor to Executive. The provisions of this Appendix shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you or your family hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of your estate.

5. Miscellaneous.

5.1 Employment by Subsidiary. For purposes of this Appendix, your employment with Boston Communications Group, Inc. shall not be deemed to have terminated solely as a result of you continuing to be employed by a wholly-owned subsidiary of Boston Communications Group, Inc.

5.2 Waiver of Right to Jury Trial. Both Boston Communications Group, Inc. and you expressly waive any right that any party either has or may have to a jury trial of any dispute arising out of or in any way related to the matters covered by the provisions of the Agreement or this Appendix.

5.3 Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.